                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 PACIFICNET INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69511V207
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                                 (CUSIP Number)

              ROOM 3813, HONG KONG PLAZA, 188 CONNAUGHT ROAD WEST
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 29, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sino Mart Management Ltd.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                                                  (a)
                                                                        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        Not Applicable
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         1,850,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           1,850,000
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,850,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Cho Sam Tong
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        Not Applicable                                                  (a)
                                                                        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        Not Applicable
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Hong Kong SAR China
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         1,857,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   SOLE DISPOSITIVE POWER
   PERSON           1,857,000
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,857,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

         This Amendment No. 2 to the Schedule 13D filed on August 1, 2000, relates to the common stock, par value $0.0001 per share (the "Common Stock") of PacificNet Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Room 3813, Hong Kong Plaza, 188 Connaught Road West.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by Sino Mart Management Ltd. ("Sino Mart"), a corporation organized and existing under the laws of the British Virgin Islands (the "Reporting Person").

(b) The principal business address for Sino Mart and Mr. Tong is: Room 3813, Hong Kong Plaza, 188 Connaught Road West.

(c) Sino Mart is in the business of providing management consulting services, venture capital investment, start-up angel investment, technology investment, and business development, joint venture investment, mergers and acquisition, business and financial advisory services in the Greater China region. In addition, Sino Mart is also an investment holding company with diversified interests in technology, telecommunications, and industrial investments through its subsidiaries.

         Mr. ChoSam Tong is a permanent resident and citizen of Hong Kong SAR China, and is the sole shareholder, Chairman, sole officer and sole director of Sino Mart.

         Mr. ChoSam Tong, age 62, is the Chairman and founder of Sino Mart Management Ltd, one of the original "angel" investors of PacificNet Inc. (Nasdaq:PACT). Sino Mart, founded by Mr. ChoSam Tong in 1999, is in the business of providing management consulting services, venture capital investment, start-up angel investment, technology investment, business development, joint venture investment, mergers and acquisition, business and financial advisory services in the Greater China region. In addition, Sino Mart is also an investment holding company with diversified interests in technology, telecommunications, and industrial investments through its subsidiaries. From 1982 to 1999, Mr. Tong served as the Chairman and CEO of Talent Industrial Company (also known as "TaLee" and "TLC" brands), one of the largest manufacturers of electronic components and capacitors in China, with subsidiaries and sino-foreign joint-ventures in Shanghai, Hunan, Guilin, ChengDu, and over 1000 employees throughout China. Since its founding in 1982 by Mr. ChoSam Tong, Talent Industrial Company has been a leading manufacturer and supplier of electronic components to the telecommunications and consumer electronics industries in China, serving some of the leading consumer electronic makers in China such as Hitachi China, KONKA (listed on China's Shenzhen Stock Exchange:
         000016.SZ and 200016.SZ), ChangHong (listed on China's Shanghai Stock
         Exchange: 600839.SS), and Qiao Xing Universal Telephone ( listed on Nasdaq:XING). From 1966 to 1978, Mr. ChoSam Tong worked as senior engineer, director of product design and engineering, and deputy factory manager of several state-owned enterprises in China. Mr. ChoSam Tong has over 20 years of experience in the financial and industrial reform of China, sino-foreign joint venture investments, management buy-out (MBO) and privatization of state-owned enterprises. Mr. ChoSam Tong received his Bachelor of Electro-Mechanical Engineering degree from the Shanghai Institute of Technology in 1965. Mr. Tong also serves as honorary director and lecturer for several universities in China.

(d) Since its inception in 1999, Sino Mart has not been convicted in a criminal proceeding.

         During the last five years Mr. Tong has not been convicted in a criminal proceeding.

(e) Since its inception in 1999, Sino Mart has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         During the last five years Mr. Tong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      Sino Mart is a British Virgin Islands (BVI) registered corporation.

Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to a purchase agreement dated July 29, 2003, Sino Mart sold 1,150,000 shares of the Company's Common Stock to an individual in a private transaction for an aggregate of $4,600,000, reflecting a sale price of $4.00 per share.

Item 4.  Purpose of Transaction.

         Except as described in this Item 4 of this Schedule 13D, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Sino Mart beneficially owns 1,850,000 shares of Common Stock, representing 30.8% of the total issued and outstanding shares of Common Stock of the Company, which includes 600,000 shares of common stock issuable to Sino Mart Management Ltd. upon exercise of a warrant.

         Mr. ChoSam Tong beneficially owns 1,857,000 shares of Common Stock, representing 30.9% of the total issued and outstanding shares of Common Stock of the Company, which includes shares of Common Stock owned by Sino Mart, which is controlled by Cho Sam Tong, and 600,000 shares of Common Stock issuable to Sino Mart upon the exercise of a warrant.

(b)      Sino Mart has sole voting and dispositive power over its shares.

         Mr. ChoSam Tong has sole voting and dispositive power over the 4,000 shares beneficially owned directly by Mr. Tong.

(c) Sino Mart Management Ltd. has not effected any other transactions in the Common Stock of the Company in the past 60 days.

         Mr. Tong has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of Sino Mart Management Ltd., and those persons identified in clause (a) of this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)      Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7. Materials to be Filed as Exhibits.

         Exhibit 1. Stock Purchase Agreement between LI Kin Shing ("Purchaser"), Sino Mart Management Limited, a British Virgin Islands corporation (the "Seller") for the purchase and sale of 1,150,000 Shares of Common Stock of PacificNet Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 2, 2003                    Sino Mart Management Ltd.

                                           By: /s/ ChoSam Tong
                                               ---------------------------------
                                               Name:  ChoSam Tong
                                               Title:  Chairman, Director, CEO

         EXHIBIT 1. Stock Purchase Agreement between LI Kin Shing ("Purchaser"), Sino Mart Management Limited, a British Virgin Islands corporation (the "Seller") for the purchase and sale of 1,150,000 Shares of Common Stock of PacificNet Inc.

                                    EXHIBIT 1

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made as of 29 July, 2003, by and between LI Kin Shing ("Purchaser"), Sino Mart Management Limited, a British Virgin Islands corporation (the "Seller").

                                    RECITALS

         WHEREAS, the Seller desires to sell, and Purchaser desires to purchase, 1,150,000 shares of common stock of Pacificnet Inc. (the "Company") from Seller for the consideration and on the terms set forth in this Agreement.

         NOW THEREFORE, in consideration of the terms and conditions contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

                      SALE AND TRANSFER OF SHARES; CLOSING

         THE SHARES. Subject to the terms and conditions hereof, the Seller agrees to sell to Purchaser, and Purchaser agrees to purchase, 1,150,000 shares of the Company's common stock, par value $ .0001 (the "Shares") at a price of $4.00 per share (aggregating $4,600,000 (the "Purchase Price")) .

         CLOSING. The purchase and sale (the "Closing") provided for in this Agreement will take place within sixty (60) days after the execution of this Agreement or at such other time and place as the parties may agree (the "Closing Date").

         CLOSING OBLIGATIONS. At the Closing, each Seller will deliver to Purchaser certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers). Also at the Closing, Purchaser shall pay the Purchase Price to Seller by wire transfer or certified check.

                    REPRESENTATIONS AND WARRANTIES OF SELLER

         The Seller represents and warrants to Purchaser that the following statements are true, correct and complete as of the date hereof and the Closing
Date:

         LEGAL CAPACITY AND AUTHORITY. The Seller has the full legal capacity and authority to enter into this Agreement and to sell the Shares as contemplated hereunder.

         LIENS AND ENCUMBRANCES. The Shares to be sold by the Seller hereunder are free and clear of all liens, claims and encumbrances.

         AUTHORIZATION. All individual action on the part of Seller necessary for (a) the authorization, execution, delivery and performance of this Agreement by Seller, and (b) the performance of all of Seller's obligations hereunder has been taken. This Agreement is a valid, legal and binding obligation of Seller, enforceable according to its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other similar laws of general application relating to or affecting the enforcement of creditor rights, (ii) laws and judicial decisions regarding indemnification for violations of federal securities laws, and (iii) the availability of specific performance or other equitable remedies.

         INVESTMENT REPRESENTATIONS.

                  Seller (i) is an "accredited investor," as that term is defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"); (ii) has such knowledge, skill and experience in business and financial matters, based on actual participation, that it is capable of evaluating the merits and risks of an investment in the Company and the suitability thereof as an investment for Seller; (iii) has received such documents and information as it has requested and has had an opportunity to ask questions of representatives of the Company concerning the terms and conditions of the investment proposed herein, and such questions were answered to the satisfaction of Seller; and (iv) is in a financial position to hold the Shares indefinitely and is able to bear the economic risk and withstand a complete loss of its investment in the Company.

                  Seller is acquiring the Shares for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof.

                  Seller understands that the Shares have not been registered under applicable state or federal securities laws. Seller acknowledges that by virtue of the provisions of certain rules respecting "restricted securities" promulgated by the Securities and Exchange Commission, the Shares will be required to be held indefinitely, unless and until registered under the Securities Act and applicable state securities laws, or unless an exemption from the registration requirements of the Securities Act and applicable state securities laws is available, in which case Seller may still be limited as to the number of Shares that may be sold.

         BROKERS OR FINDERS. Seller has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Purchaser represents and warrants to Seller that the following statements are true, correct and complete as of the date hereof and the Closing
Date:

         LEGAL CAPACITY AND AUTHORITY. Purchaser has the full legal capacity and authority to enter into this Agreement and to purchase the Shares as contemplated hereunder.

         AUTHORIZATION. All individual action on the part of Purchaser necessary for (a) the authorization, execution, delivery and performance of this Agreement by Purchaser, and (b) the performance of all of Purchaser's obligations hereunder has been taken. This Agreement is a valid, legal and binding obligation of Purchaser, enforceable according to its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other similar laws of general application relating to or affecting the enforcement of creditor rights, (ii) laws and judicial decisions regarding indemnification for violations of federal securities laws, and (iii) the availability of specific performance or other equitable remedies.

         INVESTMENT REPRESENTATIONS.

                  Purchaser (i) is an "accredited investor," as that term is defined in Regulation D under the Securities Act; (ii) has such knowledge, skill and experience in business and financial matters, based on actual participation, that it is capable of evaluating the merits and risks of an investment in the Company and the suitability thereof as an investment for Purchaser; (iii) has received such documents and information as it has requested and has had an opportunity to ask questions of representatives of the Company concerning the terms and conditions of the investment proposed herein, and such questions were answered to the satisfaction of Purchaser; and (iv) is in a financial position to hold the Shares for an indefinite time and is able to bear the economic risk and withstand a complete loss of its investment in the Company.

                  Purchaser is acquiring the Shares for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof.

                  Purchaser understands that the Shares have not been registered under applicable state or federal securities laws. Purchaser acknowledges that by virtue of the provisions of certain rules respecting "restricted securities" promulgated by the Securities and Exchange Commission, the Shares will be required to be held indefinitely, unless and until registered under the Securities Act and applicable state securities laws, or unless an exemption from the registration requirements of the Securities Act and applicable state securities laws is available, in which case Purchaser may still be limited as to the number of such Shares that may be sold. The certificates for the Shares will bear a conspicuous legend in substantially the form set forth below.

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS. NO TRANSFER, SALE, ASSIGNMENT, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE OR ANY INTEREST THEREIN MAY BE MADE EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (B) IF THE COMPANY HAS BEEN FURNISHED WITH AN OPINION OF COUNSEL FOR THE HOLDER, SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT NO REGISTRATION IS REQUIRED BECAUSE OF THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS."

         Brokers or Finders. Purchaser has incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement.

                                  MISCELLANEOUS

         MODIFICATION OF AGREEMENT; SALE OF INTEREST. This Agreement may not be modified, altered or amended, except by an agreement in writing signed by Purchaser and Sellers. Without the prior written consent of the other party, which consent shall not be unreasonably withheld, no party hereto may sell, assign or transfer this Agreement, any rights, titles, interests, remedies, powers, obligations and/or duties hereunder, including by operation of law.

         EXPENSES. Each party shall bear its own expenses in connection with the transactions contemplated by this Agreement.

         PARTIES. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of Sellers and Purchaser.

         ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties.

         NOTICES. Unless otherwise specified herein, all such notices, requests, consents, approvals and demands given or made in connection with the terms and provisions of this Agreement shall be deemed to have been given or made when personally delivered, or, if mailed, upon the earlier of actual receipt by the addressee or three days after sent by registered or certified mail, postage prepaid, or, in the case of overnight courier service (which may be utilized hereunder), when delivered by the overnight courier company to the respective address specified above, or, in the case of facsimile transmission (which may be utilized hereunder), after receipt by the respective addressee in each case to the appropriate addresses and telecopier numbers set forth below or to such other addresses and telecopier numbers as a party may designate by notice to the other parties:

                Seller:

                  SINO MART MANAGEMENT LIMITED
                  Room 3813, Hong Kong Plaza, 188 Connaught Road West, Hong Kong

                PURCHASER:

                  LI Kin Shing
                  Room 3815, Hong Kong Plaza, 188 Connaught Road West, Hong Kong

         GOVERNING LAW. This agreement shall be governed by and construed under the laws of Hong Kong SAR without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than Hong Kong SAR.

         JURISDICTION; SERVICE OF PROCESS. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of Hong Kong SAR.

         COUNTERPARTS. This Agreement may be executed in a number of identical counterparts, each of which, for all purposes, is to be deemed an original, and all of which collectively constitute one agreement, but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart. A facsimile or photocopy of an executed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

         FURTHER ASSURANCES. Each party will execute and deliver such further agreements, documents and instruments and take such further action as may be reasonably requested by the other party to carry out the provisions and purposes of this Agreement.

         Termination; Survival. The provisions of this Agreement, including without limitation the representations, warranties and covenants of the parties, shall survive the Closing.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the day and year first written above.

                                             PURCHASER:

                                             By: /s/ Li Kin Shing
                                                 -------------------------------
                                                 Name:  LI Kin Shing

                                             SELLER:

                                             SINO MART MANAGEMENT LIMITED

                                             By: /s/ ChoSam Tong
                                                 -------------------------------
                                                 Name:  ChoSam Tong
                                                 Title:  Managing Director